ICI COMPLETES SALE OF UNIQEMA FOR £410 MILLION

Imperial Chemical Industries PLC has today completed the sale of its oleochemicals and surfactants business, Uniqema, to Croda International PLC for a gross consideration of £410 million, subject to closing balance sheet adjustments.

1 September 2006

Contact:
Investor enquiries: Nova Young, IR Analyst
Tel: +44 (0) 20 7009 5168

Media enquiries:
ICI — Regina S. Kilfoyle, Director of Corporate Communications
Tel: +44 (0) 20 7009 5410
Brunswick – Mike Smith
Tel: +44 (0) 20 7404 5959